May 18, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Moran
Accounting Branch Chief
Division of Corporation Finance

Re:	NutriSystem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 0-28551

Dear Mr. Moran:

On behalf of NutriSystem, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned dated May 8, 2007 with respect to the Company’s Annual Report on Form 10-K referenced above (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. We have responded in electronic form on EDGAR as a correspondence file.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Response: As you requested, we have included the text of revised disclosures that we will provide in future filings.

Item 1. Business

2.	We note from your disclosures that through your NutriSystem Nourish program you offer over 130 food items and other supplements to your customers, as well as other products and services such as those through your Slim and Tone franchise operations. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar product or service. See Item 101(c)(1)(i) of Regulation S-K.

Response: In future filings, we will disclose that sales of our food items have generated substantially all of our consolidated revenue. Our food items have accounted for 97.8%, 98.2% and 99.2% of our revenues for the years ended December 31, 2004, 2005 and 2006, respectively. No other class of product or service has accounted for more than 1.1% of consolidated revenue in any of the last three years. Consequently, no disclosure of separate segment information is required to be disclosed under Item 101(c)(1)(i) of Regulation S-K.

To confirm this, we are providing you with the supplemental information on Attachment A of this letter showing our total revenue broken down by each class of similar product or service.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

3.	Please revise your disclosure to include the judgment and estimates involved in determining when vendor rebates and other incentives are recognized and discuss any alternative accounting treatment that exists. Please also quantify and disclose the amount of vendor rebates and other incentives recorded each period as reduction of cost of revenue or expense.

Response: In future filings we will include a vendor rebate disclosure in the critical accounting policies and estimates. We have a rebate program with one supplier and the rebate period is June 1 through May 31 of each year. For the year ended May 31, 2005 and 2006, the actual rebate received was $616,000 and $3,947,000, respectively. For the 10 months ended March 30, 2007, we have accrued a rebate of $4,200,000. We did include a similar disclosure regarding this significant accounting policy in Note 2 of the Consolidated Financial Statements included in Item 8 of the 2006 Annual Report on Form 10-K. We are not aware of any alternative accounting treatment.

The proposed disclosure, to be included in future filings, would read as follows:

Vendor Rebates. One of our suppliers provides for rebates based on purchasing levels. We accrue this rebate as purchases are made at a rebate percent determined based upon the estimated total purchases from the vendor. The estimated rebate is recorded as a reduction in the carrying value of purchased inventory and is reflected in the consolidated statement of operations when the associated inventory is sold. A receivable is recorded for the estimate of the rebate earned. The actual rebate received from the vendors has closely matched the estimated rebate recorded and an adjustment is made to the estimate upon determination of the final rebate. The rebate period is June 1 through May 31 of each year. For         ,          and         , we reduced cost of revenue by $            , $             and $            , respectively, for these rebates. A receivable of $             and $             at          and         , respectively, has been recorded in receivables in the accompanying consolidated balance sheet.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cash, Cash Equivalent and Marketable Securities, page 42

Note 4. Cash, Cash Equivalents and Marketable Securities, page 47

4.	We note your disclosure that marketable securities include $68.5 million of auction-rate securities as of December 31, 2006 and $41.8 million as of December 31, 2005. According to your disclosure, certain of the securities held have contractual maturities in excess of 10 years, but have interest reset dates of three months or less at the time of purchase and are classified as available-for-sale securities. Please explain to us your basis for their classification as available-for-sale and revise your disclosures to clarify auction-rate securities held as current assets. Please provide us with a summary of your purchases and sales of these securities for the last fiscal years to support that you regularly liquidate these securities during your normal operating cycle. Refer to paragraphs 12 and 17 of SFAS 115.

Response:

Based on our investment policy and objectives, we concluded that it was more appropriate that these securities be classified as available for sale and that any activity be classified as investing activities in the statement of cash flows pursuant to the requirements of SFAS 115. We determined that the trading classification was not representative of the purpose and treatment of these securities as an asset. We do not buy and sell these securities principally for the purpose of selling them in the near term and we do not actively trade these securities with the objective to generate profits on the short-term differences in prices. We also do not have the intent to hold these securities to maturity as evidenced by the sale of these investments during our normal operating cycle as summarized in Attachment B to this letter and currently disclosed in the Statement of Cash Flows in the Consolidated Financial Statements. Proceeds from the sales of these securities are used in our normal operating cycle to fund operations in the ordinary course of business as well as our existing stock repurchase program. As of March 31, 2007, we are authorized to purchase an additional $128,211,000 under the existing stock repurchase program.

The proposed disclosure, to be included in future filings, would read as follows:

Proceeds from the sales of marketable securities are to be used to fund operations and to repurchase stock as part of the authorized stock repurchase program.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 32

5.	We note that you state your disclosure controls and procedures have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. If you choose to include the definition of disclosure controls and procedures, please include the entire definition. In this regard, in future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principle executive and principle financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) for guidance.

Response: In future filings, we will revise our disclosures relating to controls and procedures to reflect the entire definition of disclosure controls and procedures and to clarify the conclusions by our Chief Executive Officer and our Chief Financial Officer with respect to the effectiveness of our disclosure controls and procedures.

The proposed disclosure, to be included in future filings, would read as follows:

Evaluation of Disclosure Controls and Procedures. The Securities and Exchange Commission defines the term “disclosure controls and procedures” to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Based on the evaluation of the effectiveness of our disclosure controls and procedures by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, as of the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures at the end of the period covered by this report were effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

6.	Please also revise your disclosure to indicate that your conclusion on effectiveness is as of the end of the period covered by the report rather than a specific date. See Item 307 of Regulation S-K and SEC Release No. 33-8238, Section II.F.3.

Response: In future filings we will revise our disclosures relating to controls and procedures to indicate that the evaluation date of our disclosure controls and procedures is as of the end of the period covered by the quarterly or annual report.

The revised disclosure would read as set forth in response to Comment 5 above.

7.	Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. See Item 308(c) of Regulation S-K and refer to your response letter to us dated September 6, 2005. Please include the appropriate disclosure in future filings.

Response: We confirm to you that there was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In future filings we will revise our disclosures relating to controls and procedures to indicate whether there was any change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

The proposed disclosure, to be included in future filings, would read as follows:

Changes in Internal Control Over Financial Reporting. No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended          that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 215.706.5302.

Very truly yours,

/s/ Michael J. Hagan
Michael J. Hagan
Chairman, President and Chief Executive Officer

NutriSystem, Inc.

SEC Letter Dated May 8, 2007

Comment #2

Attachment A

	Year Ended December 31,
	2006		2005		2004
	(dollars in thousands)
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Food	$563,555	99.2%	$208,737	98.2%	$37,148	97.8%
Equipment and Supplies	55	0.0%	125	0.1%	38	0.1%
Supplements	479	0.1%	634	0.3%	321	0.8%
Franchise Fee	1,206	0.2%	1,428	0.7%	51	0.1%
Royalty Income	347	0.1%	457	0.2%	37	0.1%
Shipping and Handling	2,567	0.4%	1,125	0.5%	401	1.1%

Total Revenue	$568,209	100%	$212,506	100%	$37,996	100%

NutriSystem, Inc.

SEC Letter Dated May 8, 2007

Comment #4

Attachment B

Ending balances of cash and cash equivalents and marketable securities (in thousands):

	March 31, 2007	December 31, 2006
Cash and cash equivalents	$15,173	$13,785
Marketable securities	54,086	68,469

Purchases and sales of marketable securities (in thousands):

	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004
Purchases of marketable securities	$47,000	$121,000	$41,800	$—
Sales of marketable securities	61,200	94,950	—	—